SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Yellow Roadway Corporation

(Name of Subject Company (Issuer))

Yellow Roadway Corporation, as issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.0% Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985509 AM 0 (restricted)

985509 AN 8 (unrestricted)

(CUSIP Number of Class of Securities)

Daniel J. Churay

Yellow Roadway Corporation

Senior Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles L. Strauss Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, Texas 77010 (713) 651-5151	Robert Evans III Shearman & Sterling LLP 599 Lexington Ave. New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$250,000,000	$31,675

*	Estimated solely for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $250,000,000 principal amount of Yellow Roadway Corporation’s 5.0% Contingent Convertible Senior Notes due 2023.
**	Registration fee previously paid in connection with Yellow Roadway Corporation’s Registration Statement on Form S-4 (Reg. No. 333-119990) filed October 27, 2004. Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,675	Filing party: Yellow Roadway Corporation
Form or Registration No.: 333-119990	Date filed: October 27, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Yellow Roadway Corporation (the “Company”) to exchange $1,000 principal amount of new 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “New 5.0% Notes) for each $1,000 principal amount of outstanding 5.0% Contingent Convertible Senior Notes due 2023 (the “Existing 5.0% Notes”) accepted for exchange (the “Exchange Offer”). The Exchange Offer is made upon the terms and subject to the conditions contained in the prospectus forming part of a Registration Statement on Form S-4 relating to the Exchange Offer for the Existing 5.0% Notes (Reg. No. 333-119990), as filed with the Securities and Exchange Commission on October 27, 2004, as amended (the “Registration Statement”).

All of the information set forth in the Registration Statement and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information in the Registration Statement under the heading “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer of the securities subject to the Exchange Offer is Yellow Roadway Corporation, a Delaware corporation. The Company’s principal executive offices are located at 10990 Roe Avenue, Overland Park, Kansas 66211. The Company’s phone number is (913) 696-6100.

(b) Securities. The subject class of securities is the Company’s outstanding 5.0% Contingent Convertible Senior Notes due 2023. The aggregate principal amount of Existing 5.0% Notes is $250,000,000.

(c) Trading Market and Price. There is no established trading market for the Existing 5.0% Notes.

Item 3. Identity and Background of Filing Person.

The information under the subheading “Prospectus Summary—Our Company” in the Registration Statement is incorporated herein by reference. The Company is the filing person. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

William D. Zollars	Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)

Donald G. Barger, Jr.	Senior Vice President and Chief Financial Officer (principal financial officer)

Bhadresh Sutaria	Vice President—Controller and Chief Accounting Officer (principal accounting officer)

Cassandra C. Carr	Director

Howard M. Dean	Director

Dennis E. Foster	Director

John C. McKelvey	Director

William L. Trubeck	Director

Carl W. Vogt	Director

Frank P. Doyle	Director

John F. Fiedler	Director

Phillip J. Meek	Director

The business address and telephone number for all of the above directors and executive officers are c/o Yellow Roadway Corporation, 10990 Roe Avenue, Overland Park, Kansas 66211 and (913) 696-6100.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

Item 4. Terms of the Transaction.

(a)(1) Material Terms—Tender Offers.

(i)–(ii) The information set forth in the Registration Statement under the headings “Prospectus Summary—The Exchange Offers” and “Description of the New 5.0% Notes—General” is incorporated herein by reference.

(iii) The information set forth in the Registration Statement under the headings “Prospectus Summary—The Exchange Offers—Expiration date; extension; termination,” and “The Exchange Offers—Expiration Date” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Registration Statement under the headings “Prospectus Summary—The Exchange Offers—Expiration date; extension; termination,” and “The Exchange Offers—Extensions; Amendments” is incorporated herein by reference.

(vi) The information set forth in the Registration Statement under the headings “Prospectus Summary—The Exchange Offers—Withdrawal rights,” and “The Exchange Offers—Withdrawal Rights” is incorporated herein by reference.

(vii) The information set forth in the Registration Statement under the headings “The Exchange Offers—Procedures for Tendering Existing Notes,” and “The Exchange Offers—Withdrawal Rights” is incorporated herein by reference.

(viii) The information set forth in the Registration Statement under the heading “The Exchange Offers—Acceptance of Existing Notes for Exchange; Delivery of New Notes” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Registration Statement under the heading “Prospectus Summary—Summary of Differences between the Existing Notes and the New Notes” is incorporated herein by reference.

(xi) The completion of the Exchange Offer will permit the Company to account for dilution, if any, related to contingent shares underlying the New 5.0% Notes under the treasury stock method. If the Exchange Offer is not completed, the Company will be required to use the if converted method with respect to contingent shares underlying the Existing 5.0% Notes to compute dilution in accordance with EITF Issue No. 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share”, which results in a significantly higher dilution amount.

(xii) The information set forth in the Registration Statement under the headings “Prospectus Summary—The Exchange Offers—Tax consequences,” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) Not applicable.

(b) Purchases. None of the Company’s officers, directors or affiliates hold any of the Existing 5.0% Notes and, therefore, no Existing 5.0% Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The purpose of the Exchange Offer is to change certain of the terms of the Existing 5.0% Notes. For a more detailed description of these changes, see “Prospectus Summary—Summary of Differences Between the Existing Notes and New Notes.”

(b) Use of Securities Acquired. The Existing 5.0% Notes acquired in the transaction will be retired.

(c) Plans. None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Registration Statement under the heading “Prospectus Summary—The Exchange Offers—Terms of the exchange offers” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company after making reasonable inquiry, none of the Existing 5.0% Notes are beneficially owned by directors, officers or affiliates of the Company or any directors or executive officers of affiliates of the Company.

(b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information in the Registration Statement under the heading “The Exchange Offers—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1) The information in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference.

(a)(2) The information in Part I, Item 1 of the Company’s Quarter Report on Form 10-Q for the quarterly period ended September 30, 2004 is incorporated herein by reference.

(a)(3) The information in the Registration Statement under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(a)(4) The information in the Registration Statement under the heading “Prospectus Summary—Selected Historical Financial Information” is incorporated herein by reference.

(b) Not applicable.

(c) The information in the Registration Statement under the heading “Prospectus Summary—Selected Historical Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	—Preliminary prospectus, dated October 27, 2004 (incorporated herein by reference to the Registration Statement).
(a)(1)(ii)	—Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement).
(a)(1)(iii)	—Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(iv)	—Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(v)	—Form of Letter to Clients (incorporated herein by reference to Exhibit 99.4 of the Registration Statement).
(a)(1)(vi)	—None.
(a)(2)	—None.
(a)(3)	—None.
(a)(4)	—Preliminary prospectus, dated October 27, 2004 (incorporated herein by reference as Exhibit (a)(1)(i)).
(a)(5)	—None.
(b)	—None.
(d)	—None.
(g)	—None.
(h)	—Opinion of Fulbright & Jaworski L.L.P. regarding tax matters (incorporated herein by reference to Exhibit 8.1 of the Registration Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

YELLOW ROADWAY CORPORATION

By:	/S/ DANIEL J. CHURAY
Daniel J. Churay Senior Vice President, General Counsel and Secretary

November 30, 2004
Date

Index to Exhibits

Exhibit No.	Description
(a)(1)(i)	—Preliminary prospectus, dated October 27, 2004 (incorporated herein by reference to the Registration Statement).
(a)(1)(ii)	—Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of the Registration Statement).
(a)(1)(iii)	—Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(iv)	—Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(v)	—Form of Letter to Clients (incorporated herein by reference to Exhibit 99.4 of the Registration Statement).
(a)(1)(vi)	—None.
(a)(2)	—None.
(a)(3)	—None.
(a)(4)	—Preliminary prospectus, dated October 27, 2004 (incorporated herein by reference as Exhibit (a)(1)(i)).
(a)(5)	—None.
(b)	—None.
(d)	—None.
(g)	—None.
(h)	—Opinion of Fulbright & Jaworski L.L.P. regarding tax matters (incorporated herein by reference to Exhibit 8.1 of the Registration Statement).